APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Seven Grain Army
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

7 Grain Army
Balance Sheet - unaudited
12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 25,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	25,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 25,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		25,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		25,000.00
TOTAL LIABILITIES & EQUITY	$	**25,000.00**
Balance Sheet Check		-

Seven Grain Army
Balance Sheet - unaudited For
the period ended 10/31/2020

	Current Period
	31-Oct-20
ASSETS	
Current Assets:	
Cash	$ 5,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	5,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	5,000.00
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	5,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	15,000.00
Other Assets	-
Total Other Assets	15,000.00
TOTAL ASSETS	$ 25,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		25,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		25,000.00
TOTAL LIABILITIES & EQUITY	$	**25,000.00**
Balance Sheet Check		-

I, Jeffrey Olsen, certify that:

1. The financial statements of SPORKconcepts LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SPORKconcepts LLC has not been included in this Form as SPORKconcepts LLC was formed on 07/22/2019 and has not filed a tax return to date.

Signature   *Jeffrey Olsen*

Name: Jeffrey Olsen

Title: Founder & Managing Partner